Exhibit 12

EQUITY RESIDENTIAL

ERP OPERATING LIMITED PARTNERSHIP

Computation of Ratio of Earnings to Combined Fixed Charges

($ in thousands)

	Nine Months Ended September 30,		Year Ended December 31,
	2018	2017	2017	2016	2015	2014	2013
Net income or income (loss) from continuing operations	$562,804	$498,297	$628,381	$4,479,586	$907,621	$657,101	$(168,174)
Interest expense incurred, net	321,454	288,579	383,890	482,246	444,487	457,460	587,141
Amortization of deferred financing costs	9,054	6,447	8,526	12,633	10,801	11,088	22,197
Earnings before combined fixed charges and preferred distributions	893,312	793,323	1,020,797	4,974,465	1,362,909	1,125,649	441,164

Preferred Share/Preference Unit distributions	(2,318)	(2,318)	(3,091)	(3,091)	(3,357)	(4,145)	(4,145)
Premium on redemption of Preferred Shares/Preference Units	—	—	—	—	(3,486)	—	—
Earnings before combined fixed charges	$890,994	$791,005	$1,017,706	$4,971,374	$1,356,066	$1,121,504	$437,019

Interest expense incurred, net	$321,454	$288,579	$383,890	$482,246	$444,487	$457,460	$587,141
Amortization of deferred financing costs	9,054	6,447	8,526	12,633	10,801	11,088	22,197
Interest capitalized for real estate and unconsolidated entities under development	4,547	23,164	26,290	51,451	59,885	52,782	47,321
Amortization of deferred financing costs for real estate under development	—	—	—	—	—	—	152
Total combined fixed charges	335,055	318,190	418,706	546,330	515,173	521,330	656,811
Preferred Share/Preference Unit distributions	2,318	2,318	3,091	3,091	3,357	4,145	4,145
Premium on redemption of Preferred Shares/Preference Units	—	—	—	—	3,486	—	—
Total combined fixed charges and preferred distributions	$337,373	$320,508	$421,797	$549,421	$522,016	$525,475	$660,956

Ratio of earnings before combined fixed charges to total combined fixed charges (1) (2)	2.66	2.49	2.43	9.10	2.63	2.15	—
Ratio of earnings before combined fixed charges and preferred distributions to total combined fixed charges and preferred distributions (1) (2)	2.65	2.48	2.42	9.05	2.61	2.14	—

(1)

For the nine months ended September 30, 2018 and 2017 and the years ended December 31, 2017, 2016, 2015 and 2014, the ratios have been increased primarily due to gains on the sales of real estate properties that were not included in discontinued operations as a result of the Company’s adoption of the accounting standard effective January 1, 2014.

(2)

For the year ended December 31, 2013, the coverage deficiency approximated $219.8 million.  The 2013 ratios have been reduced due to the disposition of properties which resulted in the inclusion of those properties in discontinued operations. The ratios have been further reduced due to non-cash depreciation expense and premiums on the redemption of Preferred Shares/Preference Units.  The Company was in compliance with its unsecured public debt covenants for all periods presented.